                                  RULE 424(b)2
                                  REGISTRATION STATEMENT No. 333-63090
                                                             333-63090-1
                                                             333-63090-2


            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JULY 20, 2001



                                [COMERICA LOGO]


                                  $350,000,000


                            COMERICA CAPITAL TRUST I


                        7.60% Trust Preferred Securities

                    fully and unconditionally guaranteed by
                             COMERICA INCORPORATED
                               ------------------


     Each of the 7.60% Trust Preferred Securities, which we refer to in this prospectus supplement as the "preferred securities", represents an undivided beneficial ownership interest in the assets of Comerica Capital Trust I. Comerica Incorporated will be the owner of all of the undivided ownership interests represented by common securities of Comerica Capital Trust I.


     The preferred securities have been approved for listing on the New York Stock Exchange.


     INVESTING IN THE PREFERRED SECURITIES INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE S-9.



                                                                     UNDERWRITING     PROCEEDS TO
                                                         PRICE TO    DISCOUNTS AND      COMERICA
                                                        PUBLIC (1)    COMMISSIONS   INCORPORATED (1)
                                                       ------------  -------------  ----------------
Per Preferred Security...............................     $25.00        $0.7875         $24.2125
Total................................................  $350,000,000   $11,025,000     $338,975,000



(1) Plus accrued distributions, if any, from July 31, 2001.



     Delivery of the preferred securities in book-entry form only will be made on or about July 31, 2001.


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved any of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

     These preferred securities and the junior subordinated debentures are not deposits or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

                          JOINT BOOK-RUNNING MANAGERS

CREDIT SUISSE FIRST BOSTON                                  SALOMON SMITH BARNEY

A.G. EDWARDS & SONS, INC.
              COMERICA SECURITIES
                            JPMORGAN
                                         MERRILL LYNCH & CO.
                                                   MORGAN STANLEY
                                                            UBS WARBURG


DAIN RAUSCHER WESSELS


                       GOLDMAN, SACHS & CO.


                                            KEEFE, BRUYETTE & WOODS, INC.

                                                           LEHMAN BROTHERS


            The date of this prospectus supplement is July 25, 2001.

                               ------------------

                               TABLE OF CONTENTS

                                         Page
                                         ----
PROSPECTUS SUPPLEMENT
SUMMARY..............................     S-3
RISK FACTORS.........................     S-9
COMERICA INCORPORATED................    S-12
RECENT FINANCIAL RESULTS.............    S-12
THE TRUST............................    S-12
USE OF PROCEEDS......................    S-13
ACCOUNTING TREATMENT.................    S-14
REGULATORY TREATMENT.................    S-14
CAPITALIZATION.......................    S-15
CERTAIN TERMS OF THE PREFERRED
  SECURITIES.........................    S-16
CERTAIN TERMS OF THE JUNIOR
  SUBORDINATED DEBENTURES............    S-22


                                         Page
                                         ----
RELATIONSHIP AMONG THE PREFERRED
  SECURITIES, THE JUNIOR SUBORDINATED
  DEBENTURES AND THE GUARANTEE.......    S-25
UNITED STATES FEDERAL INCOME TAX
  CONSEQUENCES.......................    S-26
ERISA CONSIDERATIONS.................    S-31
UNDERWRITING.........................    S-35
NOTICE TO CANADIAN RESIDENTS.........    S-38
LEGAL OPINIONS.......................    S-39


PROSPECTUS
ABOUT THIS PROSPECTUS................       1
WHERE YOU CAN FIND MORE INFORMATION
  ABOUT COMERICA INCORPORATED........       2
SUMMARY..............................       3
COMERICA INCORPORATED................       4
THE TRUSTS...........................       4
USE OF PROCEEDS......................       6
CONSOLIDATED RATIOS OF EARNINGS TO
  FIXED CHARGES......................       6
ACCOUNTING TREATMENT.................       6
DESCRIPTION OF THE PREFERRED
  SECURITIES.........................       6
DESCRIPTION OF THE GUARANTEES........      14
DESCRIPTION OF THE JUNIOR
  SUBORDINATED DEBENTURES............      19
BOOK-ENTRY ISSUANCE..................      31
ERISA MATTERS........................      34
PLAN OF DISTRIBUTION.................      34
LEGAL OPINIONS.......................      36
EXPERTS..............................      36

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                                    SUMMARY

     The following information should be read together with the information contained in other parts of this prospectus supplement and in the accompanying prospectus. It may not contain all the information that is important to you. You should carefully read this entire prospectus supplement and the accompanying prospectus to understand fully the terms of the preferred securities and the related guarantee and junior subordinated debentures, as well as the tax and other considerations that may be important to you in making a decision about whether to invest in the preferred securities. You should pay special attention to the "Risk Factors" section of this prospectus supplement to determine whether an investment in the preferred securities is appropriate for you.

ABOUT COMERICA INCORPORATED

     We are a multi-state financial services provider, incorporated under the laws of the State of Delaware, headquartered in Detroit, Michigan. Based on assets as of December 31, 2000, we were the 22nd largest bank holding company in the United States and the largest bank holding company headquartered in Michigan in terms of both total assets and total deposits. We were formed in 1973 to acquire the outstanding common stock of Comerica Bank (formerly Comerica Bank-Detroit), one of Michigan's oldest banks. Since that time, we have acquired financial institutions in California, Texas and Florida, and formed Comerica Bank-Canada in 1998 and Comerica Bank-Mexico, S.A. in 1997. As of December 31, 2000, we owned directly or indirectly all the outstanding common stock of seven banking and 35 non-banking subsidiaries. In addition, on January 29, 2001, we completed our acquisition of Imperial Bancorp through the merger of Imperial with and into Comerica Holdings Incorporated, a wholly-owned subsidiary of Comerica. We accounted for this acquisition as a pooling of interests and have restated our financial statements to reflect this acquisition.

     At December 31, 2000, we had total assets of approximately $50.0 billion, total deposits of approximately $33.9 billion, total loans (net of unearned income) of approximately $40.2 billion and common shareholders' equity of approximately $4.5 billion.

ABOUT COMERICA CAPITAL TRUST I

     Comerica Capital Trust I is a business trust organized under Delaware law by its trustees and us. Comerica Capital Trust I was established solely for the following purposes:

     - to issue to us, in exchange for our junior subordinated debentures, the preferred securities, which represent undivided beneficial ownership interests in Comerica Capital Trust I's assets;

     - to issue common securities to us in exchange for our junior subordinated debentures in a total liquidation amount equal to at least 3% of Comerica Capital Trust I's total capital; and

     - to engage in other activities that are directly related to the activities described above, such as registering the transfer of the preferred securities.

     Because Comerica Capital Trust I was established only for the purposes listed above, the junior subordinated debentures will be Comerica Capital Trust I's sole assets. Payments on the junior subordinated debentures will be Comerica Capital Trust I's sole source of income. Comerica Capital Trust I will issue only one series of preferred securities.

                                  THE OFFERING


TITLE......................  Comerica Capital Trust I 7.60% Trust Preferred
                             Securities.



SECURITIES OFFERED.........  $350,000,000 of preferred securities in denominations of $25 each. Each preferred security will represent an undivided beneficial ownership interest in the assets of Comerica Capital Trust I. Each preferred security will entitle its holder to receive quarterly cash distributions as described below.



COMERICA CAPITAL TRUST I...  The issuer of the preferred securities is Comerica
                             Capital Trust I, a Delaware business trust. We created it for the sole purpose of issuing the preferred securities to the public and the common securities to us in exchange for our 7.60% junior subordinated debentures due July 1, 2050 and engaging in the other transactions described below.


                             Comerica Capital Trust I has five trustees. The three administrative trustees are officers of Comerica Incorporated. Chase Manhattan Trust Company, National Association will act as the property trustee and Chase Manhattan Bank USA, National Association will act as the Delaware trustee.

                             Comerica Capital Trust I will hold the junior subordinated debentures that it receives from us in exchange for the issuance of preferred securities and common securities to us. We will sell the preferred securities to the public and retain the common securities that we receive from Comerica Capital Trust I. We will pay interest on the junior subordinated debentures at the same rate and at the same times as Comerica Capital Trust I makes payments on the preferred securities. Comerica Capital Trust I will use the payments it receives on the junior subordinated debentures to make the corresponding payments on the preferred securities. We will guarantee payments made on the preferred securities to the extent described below. Both the junior subordinated debentures and the guarantee will be subordinated to the holders of our existing and future senior debt.


DISTRIBUTIONS..............  If you purchase the preferred securities, as an undivided beneficial owner in the junior subordinated debentures, you will be entitled to receive cumulative cash distributions at an annual rate of 7.60%. Interest on the junior subordinated debentures will accrue, and as a result distributions on the preferred securities will accumulate, from the date of issuance, and will be paid quarterly in arrears on January 1, April 1, July 1 and October 1 of each year, beginning October 1, 2001, unless they are deferred as described below.


DISTRIBUTION DEFERRAL......  We can, on one or more occasions, defer the quarterly interest payments on the junior subordinated debentures for up to 20 consecutive quarterly periods. In other words, we may declare at our discretion up to a five-year interest payment moratorium on the junior subordinated debentures and may choose to do that on more than one occasion. A deferral of interest payments cannot extend, however, beyond the maturity date of the junior subordinated debentures, nor can we begin a new interest deferral period until we have paid all accrued interest on the junior subordinated debentures from the previous interest deferral period.

                             If we defer interest payments on the junior subordinated debentures, Comerica Capital Trust I will also defer distributions on the preferred securities. Any deferred interest on the junior subordinated debentures will accrue additional interest at an annual rate of 7.60%, and, as a result, any deferred distributions will accumulate additional amounts at an annual rate of 7.60%, compounded quarterly. Once we pay all deferred interest payments on the junior subordinated debentures, with accrued interest, we can again defer interest payments on the junior subordinated debentures as described above, but not beyond the maturity date of the junior subordinated debentures.


                             During any period in which we defer interest payments on the junior subordinated debentures, we will not and our subsidiaries will not do any of the following, with certain limited exceptions:

                               - declare or pay any dividends or distributions
                                 on, or redeem, purchase, acquire, or make a liquidation payment regarding, any of our capital stock;

                               - make any payment of principal, interest or
                                 premium, if any, on or repay, repurchase or redeem any of our debt securities (including other junior subordinated debentures) that rank equally with or junior in interest to the junior subordinated debentures; or

                               - make any guarantee payments on any guarantee of
                                 debt securities of any of our subsidiaries
                                 (including under other guarantees of junior subordinated debentures) if the guarantee ranks equally with or junior in interest to the junior subordinated debentures, except in some circumstances.

                             If we defer payments of interest on the junior subordinated debentures, the junior subordinated debentures will be treated at that time as being issued with original issue discount for United States federal income tax purposes. This means you would be required to accrue interest income in an amount equal to the deferred distributions on your preferred securities even though you will not be receiving any cash distributions on your preferred securities. These amounts will be included in your gross income for United States federal income tax purposes. For more information, see below under the caption "United States Federal Income Tax Consequences" in this prospectus supplement.


REDEMPTION.................  Comerica Capital Trust I will redeem all of the outstanding preferred securities when the junior subordinated debentures are repaid at maturity. The junior subordinated debentures are scheduled to mature on July 1, 2050.



                             In addition, if we redeem any junior subordinated debentures before their maturity, Comerica Capital Trust I will use the cash it receives on the redemption of the junior subordinated debentures to redeem, on a proportionate basis, the preferred securities and the common securities. We can redeem the junior subordinated debentures before their maturity at 100% of their principal amount plus accrued and unpaid interest in whole or in part on one or more occasions any time on and after July 31, 2006, or in whole at any time if certain changes occur in tax or investment company laws and regulations or in the treatment of the preferred securities for bank regulatory purposes. These circumstances are more fully described below under the caption "Certain Terms of the Preferred Securities -- Redemption" in this prospectus supplement.

                             We will not redeem the junior subordinated debentures unless we obtain the prior approval of the Board of Governors of the Federal Reserve System to do so, if then required under the Federal Reserve Board's capital rules.

RANKING....................  The preferred securities generally will rank on parity, and payments thereon will be made pro rata, with the common securities of the Trust. The junior subordinated debentures will be our unsecured obligations and will rank subordinate and junior in right of payment to all senior indebtedness.

THE GUARANTEE..............  We will fully and unconditionally guarantee the payments of all amounts due on the preferred securities to the extent Comerica Capital Trust I has funds available for payment of such distributions.

                             We also are obligated to pay most of the expenses and obligations of Comerica Capital Trust I (other than Comerica Capital Trust I's obligations to make payments on the preferred securities and common securities, which are covered only by the guarantee).

                             The guarantee does not cover payments when Comerica Capital Trust I does not have sufficient funds to make payments on the preferred securities. In other words, if we do not make a payment on the junior subordinated debentures, Comerica Capital Trust I will not have sufficient funds to make payments on the preferred securities, and the guarantee will not obligate us to make those payments on Comerica Capital Trust I's behalf. In addition, our obligations under the guarantee are subordinate to our obligations to other creditors to the same extent as the junior subordinated debentures. For more information, see "Description of the Guarantees" in the accompanying prospectus.

LIQUIDATION PREFERENCE.....  Upon any dissolution, winding-up or liquidation of
                             Comerica Capital Trust I, the holders of the preferred securities will be entitled to receive, out of assets held by Comerica Capital Trust I, subject to the rights of any creditors of Comerica Capital Trust I, the liquidation distribution in cash. Comerica Capital Trust I will be able to make this distribution of cash only if we redeem the junior subordinated debentures. If we do not redeem the junior subordinated debentures, upon liquidation of Comerica Capital Trust I holders of the preferred securities will be entitled to receive junior subordinated debentures.

DISSOLUTION OF COMERICA
CAPITAL TRUST I AND
   DISTRIBUTIONS OF THE
   JUNIOR SUBORDINATED
   DEBENTURES..............  We can dissolve Comerica Capital Trust I at any time, subject to obtaining any required prior approval of the Federal Reserve Board to do so, and distribute the junior subordinated debentures to holders of the preferred securities and the common securities on a proportionate basis.

USE OF PROCEEDS............  The net proceeds from the offering of the preferred securities are estimated to be $338,435,000. We currently intend to use $250,000,000 of the proceeds from the sale of the preferred securities to redeem our outstanding preferred stock. We expect the preferred securities to qualify as Tier 1 capital under the capital guidelines of the Federal Reserve Board. We expect to use the remainder of the proceeds from the sale of the preferred securities for general corporate purposes, which may include the repayment of debt and investments in or extensions of credit to our subsidiaries.


LISTING....................  The preferred securities have been approved for listing on the New York Stock Exchange. Trading is expected to commence within 30 days after the preferred securities are first issued. You should be aware that the listing of the preferred securities will not necessarily ensure that an active trading market will be available for the preferred securities or that you will be able to sell your preferred securities at the price you originally paid for them.

                             If Comerica Capital Trust I distributes the junior subordinated debentures, we will use our best efforts to list them on the New York Stock Exchange or wherever the preferred securities are then listed.

FORM OF THE PREFERRED
   SECURITIES..............  The preferred securities will be represented by one or more global securities that will be deposited with and registered in the name of The Depository Trust Company, New York, New York. This means that you will not receive a certificate for your preferred securities and the preferred securities will not be registered in your name. For more details, see the information under the caption "Book-Entry Issuance" in the accompanying prospectus.

                     SUMMARY CONSOLIDATED FINANCIAL DATA OF
                             COMERICA INCORPORATED

     We provide below summary consolidated financial data of our company as of and for the periods specified. You should read the data below with the more detailed information, consolidated financial statements and the notes to the consolidated financial statements that we refer you to in the accompanying prospectus under the caption "Where You Can Find More Information About Comerica Incorporated".

                                                      Three Months
                                                         Ended
                                                       March 31,            Year Ended December 31,
                                                   ------------------    -----------------------------
                                                    2001       2000       2000       1999       1998
                                                   -------    -------    -------    -------    -------
                                                            (in millions, except share data)
Net interest income............................    $   512    $   484    $ 2,004    $ 1,817    $ 1,720
Provision for credit losses....................         72         67        255        146        146
                                                   -------    -------    -------    -------    -------
  Net interest income after provision
     for credit losses.........................        440        417      1,749      1,671      1,574
Noninterest income.............................        170        255        959        867        667
Noninterest expense............................        450        367      1,486      1,359      1,237
                                                   -------    -------    -------    -------    -------
Income before income taxes.....................        160        305      1,222      1,179      1,004
Provision for income taxes.....................         66        108        431        419        353
                                                   -------    -------    -------    -------    -------
Net income.....................................    $    94    $   197    $   791    $   760    $   651
                                                   =======    =======    =======    =======    =======
Earnings per share:
  Basic........................................    $  0.50    $  1.09    $  4.38    $  4.20    $  3.58
  Diluted......................................       0.50       1.08       4.31       4.13       3.51
Period-ended balances:
  Total loans..................................    $40,925    $37,659    $40,170    $36,305    $34,053
  Total assets.................................     50,270     46,662     49,534     45,510     42,785
  Total deposits...............................     36,786     29,396     33,854     29,196     29,883
  Total shareholders' equity...................      4,669      4,057      4,500      3,948      3,428

                                  RISK FACTORS

     Before purchasing any preferred securities, you should read carefully this prospectus supplement and the accompanying prospectus and pay special attention to the following risk factors.

     Because Comerica Capital Trust I will rely on the payments it receives on the junior subordinated debentures to fund all payments on the preferred securities, and because Comerica Capital Trust I may distribute the junior subordinated debentures in exchange for the preferred securities, you are making an investment regarding the junior subordinated debentures as well as the preferred securities. You should carefully review the information in this prospectus supplement and the accompanying prospectus about the preferred securities, the guarantee and the junior subordinated debentures.

HOLDERS OF OUR SENIOR INDEBTEDNESS WILL GET PAID BEFORE YOU WILL GET PAID

     Our obligations under the junior subordinated debentures and the guarantee will be junior in right of payment to all of our existing and future senior debt. This means that we cannot make any payments on the junior subordinated debentures or the guarantee if we are in default on any of our senior debt. Accordingly, in the event of our bankruptcy, liquidation or dissolution, our assets must be used to pay off our senior obligations in full before any payments may be made on the junior subordinated debentures, the guarantee or the preferred securities.

     As of March 31, 2001, we had outstanding senior debt of approximately $7.3 billion. The indenture pursuant to which the junior subordinated debentures will be issued, the guarantee and the certificate of trust which created Comerica Capital Trust I do not limit our ability to incur additional senior debt.

     For more information, see below under the captions "Certain Terms of the Junior Subordinated Debentures -- Ranking" in this prospectus supplement and "Description of the Guarantees -- Ranking" in the accompanying prospectus.

OUR RESULTS OF OPERATIONS AND THE AVAILABILITY OF CASH TO MAKE PAYMENTS UNDER THE JUNIOR SUBORDINATED DEBENTURES DEPEND UPON THE RESULTS OF OPERATIONS AND ABILITY TO PAY DIVIDENDS OF OUR SUBSIDIARIES

     We are a holding company that conducts substantially all of our operations through our banks and other subsidiaries. As a result, our ability to make payments on the junior subordinated debentures and the guarantee will depend primarily upon the receipt of dividends and other distributions from our subsidiaries.

     There are various regulatory restrictions on the ability of our banking subsidiaries to pay dividends or make other payments to us. At March 31, 2001, our banking subsidiaries could pay a total of approximately $1.0 billion in dividends to us without prior regulatory approval.

     In addition, our right to participate in any distribution of assets of any of our subsidiaries upon the subsidiary's liquidation or otherwise, and thus your ability as a holder of the preferred securities to benefit indirectly from such distribution, will be subject to the prior claims of creditors of that subsidiary, except to the extent that any of our claims as a creditor of such subsidiary may be recognized. As a result, the preferred securities, the junior subordinated debentures and the guarantee will effectively be subordinated to all existing and future liabilities and obligations of our subsidiaries. Therefore, holders of the preferred securities should look only to our assets for payments on the preferred securities.

     At March 31, 2001, our subsidiaries had outstanding debt and other liabilities, excluding deposits, of approximately $8.8 billion and approximately $36.8 billion of deposits.

IF WE DO NOT MAKE PAYMENTS ON THE JUNIOR SUBORDINATED DEBENTURES, COMERICA CAPITAL TRUST I WILL NOT BE ABLE TO PAY DISTRIBUTIONS AND OTHER PAYMENTS ON THE PREFERRED SECURITIES AND THE GUARANTEE WILL NOT APPLY

     Comerica Capital Trust I's ability to make timely distribution and redemption payments on the preferred securities is completely dependent upon our making timely payments on the junior subordinated debentures. If we default on the junior subordinated debentures, Comerica Capital Trust I will lack funds for the payments on the preferred securities. If this happens, holders of preferred securities will not be able to rely upon the guarantee for payment of such amounts because the guarantee only guarantees that we will make distribution and redemption payments on the preferred securities if Comerica Capital Trust I has the funds to do so but does not. To the extent Comerica Capital Trust I has funds but does not make payments on the preferred securities, you or the property trustee may proceed directly against us for payment of any amounts due on the preferred securities.

     For more information, see below under the caption "Certain Terms of the Preferred Securities -- Trust Enforcement Events" in this prospectus supplement.

DISTRIBUTIONS ON THE PREFERRED SECURITIES COULD BE DEFERRED; YOU MAY HAVE TO INCLUDE INTEREST IN YOUR TAXABLE INCOME BEFORE YOU RECEIVE CASH; THE MARKET PRICE OF THE PREFERRED SECURITIES COULD BE AFFECTED BY A DEFERRAL

     As long as the junior subordinated debentures are not in default, we can, on one or more occasions, defer interest payments on the junior subordinated debentures for up to 20 consecutive quarterly periods, but not beyond the maturity date of the junior subordinated debentures. Because interest payments on the junior subordinated debentures fund the distributions on the preferred securities, each such deferral would result in a corresponding deferral of distributions on the preferred securities.

     We do not currently intend to defer interest payments on the junior subordinated debentures. However, if we do so in the future, you will be required to accrue interest income for United States federal income tax purposes in respect of your proportionate share of the accrued but unpaid interest on the junior subordinated debentures held by Comerica Capital Trust I, even if you normally report income when received. As a result, you will be required to include the accrued interest (even if not yet received) in your gross income for United States federal income tax purposes prior to your receiving any cash distribution. If you sell your preferred securities prior to the record date for the first distribution after a deferral period, you will never receive the cash from us related to the accrued interest that you reported for tax purposes. YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE PREFERRED SECURITIES.

     In addition, if we defer any interest payments on the junior subordinated debentures, the preferred securities may trade at a price that does not reflect fully the value of the accrued but unpaid distributions. Even if we do not do so, our right to defer interest payments on the junior subordinated debentures could mean that the market price for the preferred securities may be more volatile than that of other securities without interest deferral rights.

     For more information regarding the tax consequences of purchasing the preferred securities, see below under the caption "United States Federal Income Tax Consequences -- Interest Income and Original Issue Discount" and "-- Sales of Preferred Securities or Redemption of Junior Subordinated Debentures" in this prospectus supplement.

THE PREFERRED SECURITIES MAY BE REDEEMED PRIOR TO MATURITY AND YOU MAY BE TAXED ON THE PROCEEDS


     The junior subordinated debentures (and therefore the preferred securities) may be redeemed in whole or in part on one or more occasions any time on or after July 31, 2006 or in whole upon the occurrence of certain special events relating to changes in tax law, the Investment Company Act of 1940 or the treatment of the preferred securities for bank regulatory capital purposes, subject to receipt of any necessary Federal Reserve Board approval. The redemption price for the junior subordinated debentures would be equal to 100% of the principal amount plus accrued and unpaid interest. If such a redemption happens, Comerica Capital Trust I must use the redemption price it receives to redeem on a proportionate basis preferred securities and common securities having an aggregate liquidation amount equal to the aggregate principal amount of the junior subordinated debentures redeemed.


     The redemption of the preferred securities would be a taxable event to you for United States federal income tax purposes.

FEDERAL BANKING AUTHORITIES MAY RESTRICT THE ABILITY OF COMERICA CAPITAL TRUST I TO MAKE DISTRIBUTIONS ON OR REDEEM THE PREFERRED SECURITIES

     Federal banking authorities will have the right to examine Comerica Capital Trust I and its activities because Comerica Capital Trust I is our subsidiary. Under certain circumstances, including any determination that our relationship to Comerica Capital Trust I would result in an unsafe and unsound banking practice, these banking authorities have the authority to issue orders which could restrict the ability of Comerica Capital Trust I to make distributions on or to redeem the preferred securities.

AN ACTIVE TRADING MARKET FOR THE PREFERRED SECURITIES MAY NOT DEVELOP

     The preferred securities have been approved for listing on the New York Stock Exchange. Trading is expected to commence within 30 days after the preferred securities are first issued. You should be aware that the listing of the preferred securities will not necessarily ensure that an active trading market will be available for the preferred securities or that you will be able to sell your preferred securities at the price you originally paid for them.

WE GENERALLY WILL CONTROL COMERICA CAPITAL TRUST I BECAUSE YOUR VOTING RIGHTS ARE VERY LIMITED

     You will only have limited voting rights. In particular, you may not elect and remove any trustees, except when there is a default under the junior subordinated debentures. If such a default occurs, a majority in liquidation amount of the holders of the preferred securities would be entitled to remove or appoint the property trustee and the Delaware trustee.

     For more information, see below under the caption "The Trust" in this prospectus supplement.

                             COMERICA INCORPORATED

     We are a multi-state financial services provider, incorporated under the laws of the State of Delaware, headquartered in Detroit, Michigan. Based on assets as of December 31, 2000, we were the 22nd largest bank holding company in the United States and the largest bank holding company headquartered in Michigan in terms of both total assets and total deposits. We were formed in 1973 to acquire the outstanding common stock of Comerica Bank (formerly Comerica Bank-Detroit), one of Michigan's oldest banks. Since that time, we have acquired financial institutions in California, Texas and Florida, and formed Comerica Bank-Canada in 1998 and Comerica Bank-Mexico, S.A. in 1997. As of December 31, 2000, we owned directly or indirectly all the outstanding common stock of seven banking and 35 non-banking subsidiaries. In addition, on January 29, 2001, we completed our acquisition of Imperial Bancorp through the merger of Imperial with and into Comerica Holdings Incorporated, a wholly-owned subsidiary of Comerica. We accounted for this acquisition as a pooling of interests and have restated our financial statements to reflect this acquisition.

     At December 31, 2000, we had total assets of approximately $50.0 billion, total deposits of approximately $33.9 billion, total loans (net of unearned income) of approximately $40.2 billion and common shareholders' equity of approximately $4.5 billion.

CONTACT INFORMATION

     Our executive offices are located at Comerica Tower at Detroit Center, Detroit, Michigan 48226, and our telephone number is (800) 521-1190.

                            RECENT FINANCIAL RESULTS

     On July 17, 2001, we reported net income of $208 million for the quarter ended June 30, 2001, as compared with net income of $206 million in the same quarter for the prior year. We recognized $8 million (net of taxes) of restructuring charges during the quarter ended June 30, 2001 related to the Imperial Bancorp acquisition. Net income for the six months ended June 30, 2001 was $302 million, as compared with $403 million for the six months ended June 30, 2000. Excluding restructuring charges of $103 million after tax and the effect of a first quarter one-time $34 million after tax charge related to long-term incentive plans at an unconsolidated subsidiary of Munder Capital Management (our investment management subsidiary), net income for the six months ended June 30, 2001 was $439 million, an increase in net income of nine percent over the same period of 2000. Assets totaled $49 billion at June 30, 2001, as compared with $48 billion at June 30, 2000. All prior period financial information has been restated to reflect the Imperial Bancorp acquisition.

                                   THE TRUST

PURPOSE AND OWNERSHIP OF COMERICA CAPITAL TRUST I

     Comerica Capital Trust I is a business trust organized under Delaware law by the trustees and us. Comerica Capital Trust I was established solely for the following purposes:

     - to issue to us, in exchange for our junior subordinated debentures, the preferred securities, which represent undivided beneficial ownership interests in Comerica Capital Trust I's assets;

     - to issue common securities to us in exchange for our junior subordinated debentures in a total liquidation amount equal to at least 3% of Comerica Capital Trust I's total capital; and

     - to engage in other activities that are directly related to the activities described above, such as registering the transfer of the preferred securities.

     Because Comerica Capital Trust I was established only for the purposes listed above, the junior subordinated debentures will be Comerica Capital Trust I's sole assets. Payments on the junior subordinated debentures will be Comerica Capital Trust I's sole source of income. Comerica Capital Trust I will issue only one series of preferred securities.

     As issuer of the junior subordinated debentures, we will pay:

     - all fees, expenses and taxes related to Comerica Capital Trust I and the offering of the preferred securities and common securities; and

     - all ongoing costs, expenses and liabilities of Comerica Capital Trust I, except obligations to make distributions and other payments on the common securities and the preferred securities.

     For so long as the preferred securities remain outstanding, we will:

     - own, directly or indirectly, all of the common securities;

     - cause Comerica Capital Trust I to remain a business trust and not to voluntarily dissolve, wind-up, liquidate or be terminated, except as permitted by the declaration of trust; and

     - take no action that would be reasonably likely to cause Comerica Capital Trust I to be classified as other than a grantor trust for United States federal income tax purposes.

THE TRUSTEES

     The business and affairs of Comerica Capital Trust I will be conducted by its five trustees. The three administrative trustees will be individuals who are our employees. The fourth trustee, Chase Manhattan Trust Company, National Association, as property trustee, will hold title to the junior subordinated debentures for the benefit of the holders of the preferred securities and will have the power to exercise all the rights and powers of a registered holder of the junior subordinated debentures. The fifth trustee, Chase Manhattan Bank USA, National Association, as Delaware trustee, maintains its principal place of business in Delaware and meets the requirements of Delaware law for Delaware business trusts. In addition, Chase Manhattan Trust Company, National Association, as guarantee trustee, will hold the guarantee for the benefit of the holders of the preferred securities.

     We have the sole right to appoint, remove and replace the trustees of Comerica Capital Trust I, unless an event of default occurs with respect to the junior subordinated debentures. In that case, the holders of a majority in liquidation amount of the preferred securities will have the sole right to remove and appoint the property trustee and the Delaware trustee.

ADDITIONAL INFORMATION

     For additional information concerning Comerica Capital Trust I, see "The Trusts" in the accompanying prospectus. Comerica Capital Trust I will not be required to file any reports with the SEC after the issuance of the preferred securities. As discussed below under the caption "Accounting Treatment" in this prospectus supplement, we will not provide separate financial information about Comerica Capital Trust I but will include its accounts in our consolidated financial statements included in our own periodic reports to the SEC.

OFFICE OF COMERICA CAPITAL TRUST I

     The executive office of Comerica Capital Trust I is c/o Comerica Incorporated, Comerica Tower at Detroit Center, Detroit, Michigan 48226, and its telephone number is (800) 521-1190.

                                USE OF PROCEEDS

     Comerica Capital Trust I will issue the preferred securities and common securities to us in exchange for our junior subordinated debentures.

     We will sell the preferred securities to the public. The net proceeds from the offering of the preferred securities are estimated to be $338,435,000. We currently intend to use $250,000,000 of the proceeds from the sale of the preferred securities to redeem our outstanding preferred stock. We expect to use the remainder of the proceeds from the sale of the preferred securities for general corporate purposes, which may include the repayment of debt and investments in or extensions of credit to our subsidiaries.


                              ACCOUNTING TREATMENT

     For financial reporting purposes, Comerica Capital Trust I will be treated as our subsidiary, and its accounts will be included in our consolidated financial statements.

     In our future financial reports, we will:

     - present the preferred securities as part of debt on our consolidated statement of financial condition;

     - record distributions payable on the preferred securities as interest expense; and

     - include a footnote in our consolidated financial statements with appropriate disclosure about the junior subordinated debentures and the guarantee.

                              REGULATORY TREATMENT

     We are required by the Federal Reserve Board to maintain certain levels of capital for bank regulatory purposes. We expect that the preferred securities will be treated as Tier 1 capital of Comerica Incorporated for these purposes.

                                 CAPITALIZATION


     We provide in the table below our unaudited consolidated capitalization as of March 31, 2001 and as adjusted to reflect the issuance of the preferred securities and our application of the proceeds from the sale of the junior subordinated debentures to Comerica Capital Trust I as described under "Use of Proceeds". You should read it together with the detailed information and our financial statements included in the documents incorporated by reference to the accompanying prospectus. See "Where You Can Find More Information About Comerica Incorporated" in the prospectus.



                                                                    As of March 31, 2001
                                                                ----------------------------
                                                                  Actual         As Adjusted
                                                                -----------      -----------
                                                                   (dollars in thousands)
Medium and long-term debt...................................    $ 7,289,301      $ 7,289,301
Preferred securities........................................             --          350,000
                                                                -----------      -----------
     Total medium and long-term debt........................      7,289,301        7,639,301
Preferred stock -- $50 stated value:
  Authorized -- 5,000,000 shares
  Issued -- 5,000,000 shares actual; none as adjusted.......        250,000               --
Common stock -- $5 par value:
  Authorized -- 325,000,000
  Issued -- 178,337,648 shares..............................        891,688          891,688
Capital surplus.............................................        326,134          326,134
Unearned employee stock ownership plan -- 176,462 shares....         (6,750)          (6,750)
Accumulated other comprehensive income......................        127,490          127,490
Retained earnings...........................................      3,086,915        3,086,915
Deferred compensation.......................................         (6,963)          (6,963)
     Total shareholders' equity.............................      4,668,514        4,418,514
                                                                -----------      -----------
          Total medium and long-term debt and shareholders'
            equity..........................................    $11,957,815      $12,057,815
                                                                ===========      ===========

                   CERTAIN TERMS OF THE PREFERRED SECURITIES

     We have summarized below certain terms of the preferred securities. This summary supplements the general description of the preferred securities under the caption "Description of the Preferred Securities" and elsewhere in the accompanying prospectus. To the extent that this summary is inconsistent with the description in the accompanying prospectus, you should rely on the summary below. This summary is not a complete description of all of the terms and provisions of the preferred securities. For more information, we refer you to the certificate of trust, the form of the amended and restated declaration of trust and the form of preferred security certificate (which will be substantially similar to the form of the preferred securities), which we filed as exhibits to the registration statement of which the prospectus is a part.

     The preferred securities represent undivided beneficial ownership interests in the assets of Comerica Capital Trust I. The only assets of Comerica Capital Trust I will be the junior subordinated debentures. The preferred securities will rank equally with the common securities except as described below under the caption "-- Subordination of Common Securities" in this section.

DISTRIBUTIONS


     As an undivided beneficial owner in the junior subordinated debentures, you will receive distributions on the preferred securities that are cumulative and will accumulate from the date of issuance at the annual rate of 7.60% of the liquidation amount of $25 for each preferred security. Interest on the junior subordinated debentures will accrue and, as a result, distributions on the preferred securities will accumulate and will be payable quarterly in arrears on January 1, April 1, July 1 and October 1 of each year, beginning October 1, 2001. The amount of distributions payable for any period will be computed on the basis of a 360-day year comprised of twelve 30-day months. The amount of distributions payable for any period shorter than a full quarterly period will be computed on the basis of a 30-day month and, for periods of less than a month, the actual number of days elapsed per 30-day month. If the preferred securities are issued in the form of global securities, as is expected, the record date for determining who will receive distributions on the preferred securities will be the business day preceding the payment date for such distributions; otherwise the record date will be the fifteenth day preceding the payment date for such distributions. For more information on global securities, see "-- Global Securities; Book-Entry Issue" below, and under the caption "Book-Entry Issuance" in the accompanying prospectus.



     Interest not paid when due will accrue additional interest at the annual rate of 7.60% on the amount of unpaid interest, compounded quarterly. As a result, distributions not paid when due will accumulate additional distributions at the annual rate of 7.60% on the amount of unpaid distributions, compounded quarterly. When we refer to any payment of distributions, the term "distributions" includes any such additional accumulated distributions.


     If distributions are payable on a date that is not a "business day", payment will be made on the next business day and without any interest or other payment as a result of such delay. A "business day" means each day except Saturday, Sunday and any day on which banking institutions in Detroit, Michigan or The City of New York are authorized or required by law to close or on which the corporate trust office of the property trustee or the indenture trustee is closed for business.

     Comerica Capital Trust I's income available for the payment of distributions will be limited to our payments made on the junior subordinated debentures. As a result, if we do not make interest payments on the junior subordinated debentures, then Comerica Capital Trust I will not have funds to make distributions on the preferred securities.

DEFERRAL OF DISTRIBUTIONS

     If the junior subordinated debentures are not in default, we can, on one or more occasions, defer interest payments on the junior subordinated debentures for up to 20 consecutive quarterly interest payment periods. A deferral of interest payments cannot extend, however, beyond the maturity date of the junior subordinated debentures. If we defer interest payments on the junior subordinated debentures,

Comerica Capital Trust I also will defer distributions on the preferred securities. During a deferral period, interest on the junior subordinated debentures will accrue and compound quarterly at the annual rate of 7.60%, to the extent permitted by applicable law, and as a result distributions otherwise due to you would continue to accumulate from the date that these distributions were due. Once we make all deferred interest payments on the junior subordinated debentures, we again can defer interest payments on the junior subordinated debentures in the same manner as discussed above. As a result, there could be multiple periods of varying length during which you would not receive cash distributions from Comerica Capital Trust I.


     We currently do not intend to defer interest payments on the junior subordinated debentures. If we defer such interest payments, however, neither we nor our subsidiaries generally will be permitted to pay dividends on or repurchase shares of our capital stock or make payments on debt securities or guarantees that rank equal or junior to the junior subordinated debentures and the guarantee. These limitations are described in greater detail below under the caption "Certain Terms of the Junior Subordinated Debentures -- Option to Defer Interest Payments" in this prospectus supplement.

     If we choose to defer payments of interest on the junior subordinated debentures, then the junior subordinated debentures would at that time be treated as being issued with original issue discount for United States federal income tax purposes. This means you will be required to include your share of the accrued but unpaid interest on the junior subordinated debentures in your gross income for United States federal income tax purposes before you receive cash distributions from Comerica Capital Trust I. This treatment will apply as long as you own preferred securities. For more information, see below under the caption "United States Federal Income Tax Consequences -- Interest Income and Original Issue Discount" in this prospectus supplement.

PAYMENT OF DISTRIBUTIONS

     Distributions on the preferred securities will be payable to holders as of the relevant record date. As long as the preferred securities are only in book-entry form, the record date for the payment of distributions will be one business day before the distribution date. If the preferred securities are ever issued in certificated form, the record date for the payment of distributions will be the fifteenth day before the relevant payment date. Distributions payable on any preferred securities that are not paid on the scheduled distribution date will cease to be payable to the person in whose name such preferred securities are registered on the relevant record date, and such distribution will instead be payable to the person in whose name such preferred securities are registered on a special record date set for this purpose.

     Payments on the preferred securities while they are in book-entry form will be made in immediately available funds to DTC, the depositary for the preferred securities.

REDEMPTION

     We may redeem the junior subordinated debentures before their maturity at 100% of their principal amount plus accrued and unpaid interest:


     - in whole or in part, on one or more occasions at any time on and after July 31, 2006; or


     - in whole at any time if certain changes occur in tax or investment company laws and regulations, or in the treatment of the preferred securities for bank regulatory capital purposes. These events, which we refer to as "Special Events", are described in detail below under the caption "-- Redemption Upon a Special Event".

     We may not redeem the junior subordinated debentures unless we receive the prior approval of the Federal Reserve Board to do so, if that approval is then required under the Federal Reserve Board's capital rules.

     GENERAL


     When we repay the junior subordinated debentures, either at maturity on July 1, 2050 or upon early redemption (as discussed above), Comerica Capital Trust I will use the cash it receives from the repayment or redemption of the junior subordinated debentures to redeem a corresponding amount of the preferred securities and common securities. The redemption price for the preferred securities will be equal to the liquidation amount, $25 per preferred security, plus accumulated but unpaid distributions on the preferred securities to the redemption date.


     If less than all the preferred securities and the common securities are redeemed, the total amount of the preferred securities and the common securities to be redeemed will be allocated proportionately among the preferred securities and common securities, unless an event of default under the junior subordinated debentures or similar event has occurred, as described below under the caption "-- Subordination of Common Securities" in this section.

     If we do not elect to redeem the junior subordinated debentures, then the preferred securities will remain outstanding until the repayment of the junior subordinated debentures unless we liquidate Comerica Capital Trust I and distribute the junior subordinated debentures to you. For more information, see "-- Optional Liquidation of Comerica Capital Trust I and Distribution of Junior Subordinated Debentures" in this section.

     REDEMPTION UPON A SPECIAL EVENT

     If a Special Event has occurred and is continuing, then we may redeem the junior subordinated debentures within 90 days following the occurrence of the Special Event. A "Special Event" means, for these purposes, the occurrence of a "Tax Event", a "Regulatory Capital Event" or an "Investment Company Event." We summarize each of these events below.

     A "Tax Event" means the receipt by Comerica Capital Trust I of an opinion of an independent counsel experienced in such matters to the effect that as a result of:

     - any amendment to, change in or announced proposed change in the laws or regulations interpreting such laws of the United States or any political subdivision or taxing authority; or

     - any official administrative pronouncement, action or judicial decision interpreting or applying such laws or regulations,

which amendment or change becomes effective, or proposed change, pronouncement, action or decision is announced, on or after the date of the original issuance of the preferred securities, there is more than an insubstantial risk currently or within the 90 days following such opinion that:

     - Comerica Capital Trust I will be subject to United States federal income tax regarding income received or accrued on the junior subordinated debentures;

     - interest payable by us on the junior subordinated debentures will not be deductible by us, in whole or in part, for United States federal income tax purposes; or

     - Comerica Capital Trust I will be subject to more than a de minimis amount of other taxes, duties or other governmental charges.

     A "Regulatory Capital Event" means that we shall have received an opinion of an independent counsel experienced in such matters to the effect that, as a result of:

     - any amendment to or change (including any announced prospective change) in the laws (or any regulations thereunder) of the United States or any rules, guidelines or policies of the Federal Reserve System; or

     - any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or pronouncement or decision is announced on or after the date of original issuance of the preferred securities, the preferred securities do not constitute, or within 90 days following the date of such opinion will not constitute, Tier 1 capital of Comerica Incorporated or its equivalent at the time.

     An "Investment Company Event" means the receipt by Comerica Capital Trust I of an opinion of an independent counsel experienced in such matters to the effect that, as a result of:

     - change in law or regulation; or

     - a written change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority,

there is more than an insubstantial risk that Comerica Capital Trust I will be considered an "investment company" under the Investment Company Act of 1940 that is required to be registered under this law on or after the date of the issuance of the preferred securities.

     If we do not elect to redeem the junior subordinated debentures following a Special Event, then the preferred securities will remain outstanding until the repayment of the junior subordinated debentures, unless we liquidate Comerica Capital Trust I and distribute the junior subordinated debentures to you. For more information, see "-- Optional Liquidation of Comerica Capital Trust I and Distribution of Junior Subordinated Debentures" in this section.

REDEMPTION PROCEDURES

     Comerica Capital Trust I will give you at least 30 days' but not more than 60 days' notice before any redemption of preferred securities. To the extent funds are available for payment, Comerica Capital Trust I will irrevocably deposit with DTC sufficient funds to pay the redemption amount for the preferred securities being redeemed. Comerica Capital Trust I also will give DTC irrevocable instructions and authority to pay the redemption amount to its participants. Any distribution to be paid on or before a redemption date for any preferred securities called for redemption will be payable to the registered holders on the record date for the distribution.

     Once notice of redemption is given and Comerica Capital Trust I irrevocably deposits the redemption amount, additional distributions on the preferred securities will cease to accumulate from and after the redemption date. In addition, all rights of the holders of the preferred securities called for redemption will cease, except for the right to receive distributions payable prior to the redemption date and the redemption amount.

     If any redemption date is not a business day, the redemption amount will be payable on the next business day, without any interest or other payment in respect of any such delay.

     If payment of the redemption amount for any preferred securities called for redemption is not paid because the payment of the redemption price on the junior subordinated debentures is not made, interest on the junior subordinated debentures will continue to accrue from the originally scheduled redemption date to the actual date of payment, and, as a result, distributions on the preferred securities will continue to accumulate.

     In addition, we may and our affiliates may, at any time, purchase outstanding preferred securities by tender, in the open market or by private agreement.

OPTIONAL LIQUIDATION OF COMERICA CAPITAL TRUST I AND DISTRIBUTION OF JUNIOR SUBORDINATED DEBENTURES

     We may dissolve Comerica Capital Trust I at any time, and after satisfying the creditors of Comerica Capital Trust I, may cause the junior subordinated debentures to be distributed to the holders of the preferred securities. We may not dissolve Comerica Capital Trust I, however, unless we first receive:

     - the approval of the Federal Reserve Board to do so, if that approval is then required under the Federal Reserve Board's capital rules; and

     - an opinion of independent counsel that the distribution of the junior subordinated debentures will not be taxable to the holders for United States federal income tax purposes.

     See below under the caption "Certain Terms of the Junior Subordinated Debentures -- Distribution of Junior Subordinated Debentures" in this prospectus supplement.

     If we elect to dissolve Comerica Capital Trust I, thus causing the junior subordinated debentures to be distributed to the holders of the preferred securities, we will continue to have the right to redeem the junior subordinated debentures in certain circumstances as described above.

SUBORDINATION OF COMMON SECURITIES

     Payment of distributions or any redemption or liquidation amounts by Comerica Capital Trust I regarding the preferred securities and the common securities will be made proportionately based on the total liquidation amounts of the securities. However, if we are in default under the junior subordinated debentures, Comerica Capital Trust I will make no payments on the common securities until all unpaid amounts on the preferred securities have been provided for or paid in full.

TRUST ENFORCEMENT EVENTS

     An event of default under the indenture constitutes an event of default under the amended and restated declaration of trust. We refer to such an event as a "Trust Enforcement Event". For more information on events of default under the indenture, see "Description of the Junior Subordinated Debt
Debentures -- Events of Default" in the accompanying prospectus. Upon the occurrence and continuance of a Trust Enforcement Event, the property trustee, as the sole holder of the junior subordinated debentures, will have the right under the indenture to declare the principal amount of the junior subordinated debentures due and payable.

     If the property trustee fails to enforce its rights under the junior subordinated debentures, any holder of preferred securities may, to the extent permitted by applicable law, institute a legal proceeding against us to enforce the property trustee's rights under the junior subordinated debentures and the indenture without first instituting legal proceedings against the property trustee or any other person. In addition, if a Trust Enforcement Event is due to our failure to pay interest or principal on the junior subordinated debentures when due, then the registered holder of preferred securities may institute a direct action on or after the due date directly against us for enforcement of payment to that holder of the principal of or interest on the junior subordinated debentures having a principal amount equal to the total liquidation amount of that holder's preferred securities. In connection with such a direct action, we will have the right under the indenture to set off any payment made to that holder by us. The holders of preferred securities will not be able to exercise directly any other remedy available to the holders of the junior subordinated debentures.

     Pursuant to the amended and restated declaration of trust, the holder of the common securities will be deemed to have waived any Trust Enforcement Event regarding the common securities until all Trust Enforcement Events regarding the preferred securities have been cured, waived or otherwise eliminated. Until all Trust Enforcement Events regarding the preferred securities have been so cured, waived or otherwise eliminated, the property trustee will act solely on behalf of the holders of the preferred securities and only the holders of the preferred securities will have the right to direct the enforcement actions of the property trustee.

VOTING RIGHTS

     Holders of preferred securities will have only limited voting rights. In particular, holders of preferred securities may not elect or remove any trustee, except when there is a default under the junior subordinated debentures. If such a default occurs, a majority in liquidation amount of the holders of the preferred securities would be entitled to remove or appoint the property trustee and the Delaware trustee.

REMEDIES

     So long as any junior subordinated debentures are held by the property trustee, the holders of a majority of all outstanding preferred securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the property trustee, or to direct the exercise of any power conferred upon the property trustee under the amended and restated declaration of trust, including the right to direct the property trustee, as holder of the junior subordinated debentures, to:

     - exercise the remedies available to it under the indenture as a holder of the junior subordinated debentures, including the right to rescind or annul a declaration that the principal of all the junior subordinated indentures will be due and payable;

     - consent to any amendment, modification or termination of the indenture or the junior subordinated debentures; or

     - waive any past default that is waivable under the indenture.

     However, where a consent or action under the indenture would require the consent or action of the holders of more than a majority of the total principal amount of junior subordinated debentures affected by it, only the holders of that greater percentage of the preferred securities may direct the property trustee to give the consent or to take such action. See "Description of Preferred Securities -- Amendments" in the accompanying prospectus.

     If an event of default under the indenture has occurred and is continuing, the holders of 25% of the total liquidation amount of the preferred securities may direct the property trustee to declare the principal and interest on the junior subordinated debentures due and payable.

MEETINGS

     Any required approval of holders of preferred securities may be given at a meeting of holders of preferred securities convened for such purpose or pursuant to written consent. The property trustee will cause a notice of any meeting at which holders of preferred securities are entitled to vote to be given to each holder of record of preferred securities in the manner described in the amended and restated declaration of trust.

     No vote or consent of the holders of preferred securities will be required for Comerica Capital Trust I to redeem and cancel its preferred securities in accordance with the amended and restated declaration of trust.

GLOBAL SECURITIES; BOOK-ENTRY ISSUE

     We expect that the preferred securities will be issued in the form of global securities held by The Depository Trust Company as described under the caption "Book-Entry Issuance" in the accompanying prospectus.

INFORMATION CONCERNING THE PROPERTY TRUSTEE

     The property trustee, other than during the occurrence and continuance of a Trust Enforcement Event, undertakes to perform only the duties that are specifically described in the amended and restated declaration of trust and, after a Trust Enforcement Event which has not been cured or waived, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his own affairs. Subject to this provision, the property trustee is under no obligation to exercise any of the powers vested in it by the amended and restated declaration of trust at the request of any holder of preferred securities unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that might be incurred in connection with taking that action.

              CERTAIN TERMS OF THE JUNIOR SUBORDINATED DEBENTURES

     We have summarized below certain terms of the junior subordinated debentures. This summary supplements the general description of these securities under the caption "Description of Junior Subordinated Debentures" and elsewhere in the accompanying prospectus. To the extent that this summary is inconsistent with the description in the accompanying prospectus, you should rely on the summary below. This summary is not a complete description of all of the terms and provisions of the junior subordinated debentures. For more information, we refer you to the indenture and the form of the junior subordinated debentures, which we filed as exhibits to the registration statement of which the accompanying prospectus is a part.

     The junior subordinated debentures will be issued pursuant to an indenture between us and Chase Manhattan Trust Company, National Association, as indenture trustee. The indenture provides for the issuance from time to time of junior subordinated debentures in an unlimited dollar amount and an unlimited number of series.

INTEREST RATE AND MATURITY


     The junior subordinated debentures will bear interest at the annual rate of 7.60%, payable quarterly in arrears on January 1, April 1, July 1 and October 1 of each year, beginning October 1, 2001. Interest payments not paid when due will themselves accrue additional interest at the annual rate of 7.60% on the amount of unpaid interest, to the extent permitted by law, compounded quarterly. The amount of interest payable for any period will be computed based on a 360-day year comprised of twelve 30-day months. The amount of interest payable for any period shorter than a full quarterly period will be computed on the basis of a 30-day month and, for periods of less than a month, the actual number of days elapsed per 30-day month. The distribution provisions of the preferred securities correspond to the interest payment provisions for the junior subordinated debentures because the preferred securities represent undivided beneficial ownership interests in the junior subordinated debentures.



     The junior subordinated debentures do not have a sinking fund. This means that we are not required to make any principal payments prior to maturity. The junior subordinated debentures will mature on July 1, 2050.


RANKING

     The junior subordinated debentures will be unsecured and will rank junior and be subordinate in right of payment to all our senior debt. At March 31, 2001, approximately $7.3 billion of our senior debt was outstanding.

     As a holding company, our assets primarily consist of the equity securities of our subsidiaries. As a result, the ability of holders of the junior subordinated debentures to benefit from any distribution of assets of any subsidiary upon the liquidation or reorganization of such subsidiary is subordinate to the prior claims of present and future creditors of that subsidiary. At March 31, 2001, our subsidiaries had outstanding debt and other liabilities, excluding deposits, of approximately $8.8 billion and deposits of approximately $36.8 billion.

     The preferred securities, the junior subordinated debentures and the guarantee do not limit our or our subsidiaries' ability to incur additional debt, including debt that ranks senior in priority of payment to the junior subordinated debentures and the guarantee.

REDEMPTION

     We may, under certain circumstances, redeem some or all of the junior subordinated debentures before their maturity. For more information, see above under the caption "Certain Terms of the Preferred Securities -- Redemption" in this prospectus supplement.

DISTRIBUTION OF JUNIOR SUBORDINATED DEBENTURES

     If the property trustee distributes the junior subordinated debentures to the holders of the preferred securities and the common securities upon the liquidation of Comerica Capital Trust I, we will cause the junior subordinated debentures to be issued in denominations of $25 principal amount and integral multiples thereof. We anticipate that the junior subordinated debentures would be distributed in the form of one or more global securities and that DTC would act as depositary for the junior subordinated debentures. The depositary arrangements for the junior subordinated debentures would be substantially the same as those in effect for the preferred securities.

     For a description of DTC and the terms of the depositary arrangements relating to payments, transfers, voting rights, redemption and other notices and other matters, see "Book-Entry Issuance" in the accompanying prospectus.

OPTION TO DEFER INTEREST PAYMENTS


     We can defer interest payments on the junior subordinated debentures for up to 20 consecutive quarterly interest payment periods if the junior subordinated debentures are not in default. A deferral of interest payments cannot extend, however, beyond the maturity date of the junior subordinated debentures. During the deferral period, interest will continue to accrue on the junior subordinated debentures, compounded quarterly, and deferred interest payments will accrue additional interest at 7.60%. No interest will be due and payable on the junior subordinated debentures until the end of the deferral period except upon a redemption of the junior subordinated debentures during a deferral period.


     We may pay at any time all or any portion of the interest accrued to that point during a deferral period. At the end of the deferral period or on any redemption date, we will be obligated to pay all accrued and unpaid interest.

     Once we pay all accrued and unpaid interest on the junior subordinated debentures, we again can defer interest payments on the junior subordinated debentures as described above, provided that a deferral period cannot extend beyond the maturity date of the junior subordinated debentures.

     CERTAIN LIMITATIONS DURING A DEFERRAL PERIOD

     During any deferral period, we will not and our subsidiaries will not be permitted to:

     - declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment on, any of our capital stock;

     - make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any of our debt securities (including other junior subordinated debentures) that rank equally with or junior in interest to the junior subordinated debentures; or

     - make any guarantee payments on any guarantee of debt securities of any of our subsidiaries (including under other guarantees of junior subordinated debentures) if the guarantee ranks equally with or junior in interest to the junior subordinated debentures.

     However, at any time, including during a deferral period, we may do the following:

     - make payments under the guarantee of the series of the preferred securities and common securities;

     - repurchase, redeem or otherwise acquire our capital stock in connection with any of the following:

      - any employment contract, benefit plan or other similar arrangements with or for the benefit of any one or more employees, officers, directors, or consultants;

      - any dividend reinvestment or stockholder stock purchase plan; or

      - the issuance of our capital stock (or securities convertible into or exercisable for such capital stock) as consideration in an acquisition transaction entered into before the default or deferral period, as the case may be;

     - exchange or convert:

      - any class series of our capital stock (or any capital stock of any subsidiary of ours) for any class or series of our capital stock; or

      - any class or series of our indebtedness for any class or series of our capital stock;

     - purchase fractional interest in shares of our capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged;

     - declare a dividend in connection with any shareholders' rights plan, or the issuance of rights, stock or other property under any such plan, or the redemption or repurchase of any such rights pursuant thereto; and

     - declare a dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks pari passu with or junior to such stock.

     We are not limited in our ability to make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any of our debt securities that rank senior in interest to such junior subordinated debentures or to make any guarantee payments regarding any guarantee by us of the debt securities of any of our subsidiaries if such guarantee ranks senior in interest to such junior subordinated debentures.

     NOTICE

     We will give Comerica Capital Trust I, the administrative trustees and the property trustee notice if we decide to defer interest payments on the junior subordinated debentures. We will give that notice one business day before the earlier of:

     - the next date distributions on the preferred securities are payable; or

     - the date Comerica Capital Trust I is required to give notice to the New York Stock Exchange (or any applicable self-regulatory organization) or to holders of the preferred securities on the record date or the date any distribution is payable, but in any event at least one business day before the record date.

     The administrative trustees will give notice to the holders of preferred securities if we decide to defer interest payments on the junior subordinated debentures.

AGREEMENT BY PURCHASERS OF CERTAIN TAX TREATMENT

     Each junior subordinated debenture will provide that, by acceptance of the junior subordinated debentures, or a beneficial interest therein, the holder of the junior subordinated debenture intends that such junior subordinated debenture constitutes debt and agrees to treat it as debt for United States federal, state and local tax purposes.

MISCELLANEOUS

     The indenture requires us to pay all costs and expenses and all debt and obligations of Comerica Capital Trust I, other than obligations of Comerica Capital Trust I to you under the terms of the preferred securities or other similar interests.

                  RELATIONSHIP AMONG THE PREFERRED SECURITIES,
              THE JUNIOR SUBORDINATED DEBENTURES AND THE GUARANTEE

FULL AND UNCONDITIONAL GUARANTEE

     Payments of distributions and other amounts due on the preferred securities are irrevocably guaranteed by us, to the extent Comerica Capital Trust I has funds available for the payment of such distributions, as described under "Description of the Guarantees" in the accompanying prospectus.

     If we do not make payments under the junior subordinated debentures, Comerica Capital Trust I will not have sufficient funds to pay distributions or other amounts due on the preferred securities. The guarantee does not cover payment of distributions when Comerica Capital Trust I does not have sufficient funds to pay such distributions. In that event, a holder of preferred securities may institute a legal proceeding directly against us to enforce payment of the junior subordinated debentures to such holder in accordance with their terms, including our right to defer interest payments.

     Taken together, our obligations under the amended and restated declaration of trust, the junior subordinated debentures, the indenture and the guarantee provide a full and unconditional guarantee of payments of distributions and other amounts due on the preferred securities.

SUFFICIENCY OF PAYMENTS

     As long as payments of interest, principal and other payments are made when due on the junior subordinated debentures, those payments will be sufficient to cover distributions and other payments due on the preferred securities because of the following factors:

     - the total principal amount of the junior subordinated debentures will be equal to the sum of the total stated liquidation amount of the preferred securities and the common securities;

     - the interest rate and payment dates on the junior subordinated debentures will match the distribution rate and payment dates for the preferred securities;

     - we will pay, and Comerica Capital Trust I will not be obligated to pay, all costs, expenses and liabilities of Comerica Capital Trust I except Comerica Capital Trust I's obligations under the preferred securities and common securities; and

     - the amended and restated declaration of trust further provides that Comerica Capital Trust I will engage only in activity that is consistent with the limited purposes of Comerica Capital Trust I.

     We have the right to set-off any payment we are otherwise required to make under the indenture with and to the extent we make a related payment under the guarantee.

ENFORCEMENT RIGHTS OF HOLDERS OF PREFERRED SECURITIES

     If a Trust Enforcement Event occurs, the holders of preferred securities would rely on the enforcement by the property trustee of its rights as registered holder of the junior subordinated debentures against us. In addition, the holders of a majority in liquidation amount of the preferred securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the property trustee or to direct the exercise of any trust or power conferred upon the property trustee under the amended and restated declaration of trust, including the right to direct the property trustee to exercise the remedies available to it as the holder of the junior subordinated debentures.

     If the property trustee fails to enforce its rights under the junior subordinated debentures in respect of an event of default under the indenture after a holder of preferred securities has made a written request, such holder may, to the extent permitted by applicable law, institute a legal proceeding against us to enforce the property trustee's rights under the junior subordinated debentures. In addition, if we fail to pay interest or principal on the junior subordinated debentures, a holder of preferred securities may institute a proceeding directly against us for enforcement of payment to that holder of the principal of or interest on junior subordinated debentures having a principal amount equal to the total liquidation amount of that holder's preferred securities (which we refer to as a "direct action"). In connection with such a direct action, we will have the right to set off any payment made to such holder by us.

     The holders of preferred securities will not be able to exercise directly any other remedy available to the holders of the junior subordinated debentures.

LIMITED PURPOSE OF TRUST

     The preferred securities evidence undivided beneficial ownership interests in the assets of Comerica Capital Trust I, and Comerica Capital Trust I exists for the sole purpose of issuing the common securities and preferred securities to us in exchange for the junior subordinated debentures. A principal difference between the rights of a holder of preferred securities and a holder of junior subordinated debentures is that a holder of junior subordinated debentures is entitled to receive from us the principal of and interest accrued on junior subordinated debentures held, while a holder of preferred securities is entitled to receive distributions to the extent Comerica Capital Trust I has funds available for the payment of such distributions.

RIGHTS UPON TERMINATION

     Upon any dissolution, winding-up or liquidation of Comerica Capital Trust I involving the liquidation of the junior subordinated debentures, the holders of the preferred securities will be entitled to receive, out of assets held by Comerica Capital Trust I, subject to the rights of any creditors of Comerica Capital Trust I, the liquidation distribution in cash. Upon our voluntary or involuntary liquidation or bankruptcy, the property trustee, as holder of the junior subordinated debentures, would be our subordinated creditor, subordinated in right of payment to all senior debt as described in the indenture, but entitled to receive payment in full of principal and interest before any of our stockholders receive payments or distributions. Because we are the guarantor under the guarantee and, under the indenture, as borrower, we have agreed to pay for all costs, expenses and liabilities of Comerica Capital Trust I (other than Comerica Capital Trust I's obligations to the holders of the preferred securities), the positions of a holder of preferred securities and a holder of the junior subordinated debentures relative to other creditors and to our stockholders in the event of our liquidation or bankruptcy would be substantially the same.

                 UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following summary describes the material United States federal income tax consequences of the purchase, ownership and disposition of the preferred securities as of the date of this prospectus supplement. Where noted, it constitutes the opinion of Mayer, Brown & Platt, counsel to Comerica Incorporated and Comerica Capital Trust I.

     Except where we state otherwise, this summary deals only with preferred securities held as capital assets by a holder who:

     - is a United States person (as defined below), and

     - purchases the preferred securities upon original issuance at their original issue price.

     A "United States person" is a holder who is one of the following:

     - a citizen or resident of the United States;

     - a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision of the United States;

     - an estate the income of which is subject to United States federal income taxation regardless of its source; or

     - a trust

      - that is subject to the primary supervision of a court within the United States and the control of one or more United States persons, or

      - that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

     Your tax treatment may vary depending on your particular situation. This summary does not address all the tax consequences that may be relevant to holders that are subject to special tax treatment, such as:

     - dealers in securities or currencies;

     - financial institutions;

     - tax-exempt investors;

     - traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

     - persons liable for alternative minimum tax;

     - insurance companies;

     - persons holding preferred securities as part of a hedging, conversion, integrated or constructive sale transaction;

     - persons holding preferred securities as part of a straddle; or

     - persons whose functional currency is not the United States dollar.

     In addition, this summary does not include any description of the tax laws of any state, local or foreign government.

     Furthermore, if a partnership holds preferred securities, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding preferred securities, you should consult your own tax advisor.

     This summary is based on the Internal Revenue Code of 1986, as amended (which we refer to as the "Code"), the Treasury regulations promulgated under the Code and administrative and judicial interpretations thereof. These income tax laws, regulations and interpretations, however, may change at any time. Any change could be retroactive to the issuance date of the preferred securities.

     The authorities on which this summary is based are subject to various interpretations, and the opinions of Mayer, Brown & Platt are not binding on the Internal Revenue Service (which we refer to as the "IRS") or the courts. Either the IRS or the courts could disagree with the explanations or conclusions contained in this summary. Nevertheless, Mayer, Brown & Platt has advised us that they believe that the opinions expressed in this summary, if challenged, would be sustained by a court with jurisdiction in a properly presented case.

     You should consult your own tax advisor regarding the tax consequences to you of the purchase, ownership and disposition of the preferred securities, including the tax consequences under state, local, foreign and other tax laws. For a discussion of the possible redemption of the preferred securities upon the occurrence of a Tax Event, see "Certain Terms of the Preferred
Securities -- Redemption -- Redemption Upon a Special Event" in this prospectus supplement.

CLASSIFICATION OF COMERICA CAPITAL TRUST I

     In connection with the issuance of the preferred securities, Mayer, Brown & Platt is of the opinion that under current law and assuming full compliance with the terms of the amended and restated declaration of trust, and based upon certain facts and assumptions contained in such opinion, Comerica Capital Trust I will be classified as a grantor trust for United States federal income tax purposes and not as an association taxable as a corporation. As a result, for United States federal income tax purposes, you generally will be treated as owning an undivided beneficial ownership interest in the junior subordinated debentures. Thus, you will be required to include in your gross income your proportionate share of the interest income or original issue discount that is paid or accrued on the junior subordinated debentures. See below under the caption "-- Interest Income and Original Issue Discount" in this section.

CLASSIFICATION OF THE JUNIOR SUBORDINATED DEBENTURES

     Comerica Incorporated, Comerica Capital Trust I and you (by your acceptance of a beneficial ownership interest in a preferred security) agree to treat the junior subordinated debentures as indebtedness for all United States tax purposes. In connection with the issuance of the junior subordinated debentures, Mayer, Brown & Platt is of the opinion that under current law, and based on certain representations, facts and assumptions set forth in its opinion, the junior subordinated debentures will be classified as indebtedness for United States federal income tax purposes.

INTEREST INCOME AND ORIGINAL ISSUE DISCOUNT

     We anticipate that the junior subordinated debentures will not be issued with an issue price that is less than their stated redemption price at maturity. In this case, subject to the discussion below, the junior subordinated debentures will not be subject to the special original issue discount (which we refer to as "OID") rules, at least upon initial issuance, so that you will generally be taxed on the stated interest on the junior subordinated debentures as ordinary income at the time it is paid or accrued in accordance with your regular method of tax accounting.

     If, however, we exercise our right to defer payments of interest on the junior subordinated debentures, the junior subordinated debentures will become OID instruments at such time. In such case, you will be subject to the special OID rules described below. Once the junior subordinated debentures become OID instruments, they will be taxed as OID instruments for as long as they remain outstanding.

     Under the OID economic accrual rules, the following occur:

     - regardless of your method of accounting, you would accrue an amount of interest income each year that approximates the stated interest payments called for under the terms of the junior subordinated debentures using the constant-yield-to-maturity method of accrual described in section 1272 of the Code;

     - the actual cash payments of interest you receive on the junior subordinated debentures would not be reported separately as taxable income;

     - any amount of OID included in your gross income (whether or not during a deferral period) with respect to the preferred securities would increase your tax basis in such preferred securities; and

     - the amount of distributions in respect of such accrued OID would reduce your tax basis in such preferred securities.

     The United States Treasury regulations dealing with OID and the deferral of interest payments have not yet been addressed in any rulings or other interpretations by the IRS. It is possible that the IRS could assert that the junior subordinated debentures were issued initially with OID, merely because of our right to defer payments of interest. If the IRS were successful in this regard, you would be subject to the special OID rules described above, regardless of whether we exercise our option to defer payments of interest on such junior subordinated debentures.

     Because the junior subordinated debentures are debt for tax purposes, you will not be entitled to a dividends received deduction with respect to any income you recognize on the preferred securities.

DISTRIBUTION OF JUNIOR SUBORDINATED DEBENTURES OR CASH UPON LIQUIDATION OF COMERICA CAPITAL TRUST I

     As described under the caption "Certain Terms of the Preferred
Securities -- Optional Liquidation of Comerica Capital Trust I and Distribution of Junior Subordinated Debentures" in this prospectus supplement, the junior subordinated debentures held by Comerica Capital Trust I may be distributed to you in exchange for your preferred securities if Comerica Capital Trust I is liquidated before the maturity of the junior subordinated debentures, as long as we first receive:

     - the approval of the Federal Reserve Board to do so, if that approval is then required under the Federal Reserve System's capital rules; and

     - an opinion of independent counsel to the effect that the distribution of the junior subordinated debentures will not be taxable to you.

     Under current law, except as described below, this type of distribution from a grantor trust would not be taxable. Upon such a distribution, you will receive your proportionate share of the junior subordinated debentures previously held indirectly through Comerica Capital Trust I. Your holding period and total tax basis in the junior subordinated debentures will equal the holding period and total tax basis that you had in your preferred securities before the distribution.

     If, however, Comerica Capital Trust I is treated as an association taxable as a corporation, a Tax Event will occur. If we elect to distribute the junior subordinated debentures to you at this time, the distribution would be taxable to Comerica Capital Trust I and to you.

     If you receive junior subordinated debentures in exchange for your preferred securities, you would accrue interest in respect of the junior subordinated debentures received from Comerica Capital Trust I in the manner described above under the caption "-- Interest Income and Original Issue Discount" in this section. In certain circumstances described above under the captions "Certain Terms of the Preferred Securities -- Redemption -- Redemption Upon a Special Event" in this prospectus supplement, we may redeem the junior subordinated debentures and distribute cash in liquidation of Comerica Capital Trust I. This distribution of cash would be taxable as described below under "-- Sales of Preferred Securities or Redemption of Junior Subordinated Debentures" in this section.

SALES OF PREFERRED SECURITIES OR REDEMPTION OF JUNIOR SUBORDINATED DEBENTURES

     If you sell your preferred securities or receive cash upon redemption of the junior subordinated debentures, you will recognize gain or loss equal to the difference between:

     - the amount realized on the sale or redemption of the preferred securities or junior subordinated debentures (less an amount equal to any accrued but unpaid qualified stated interest that you did not previously include in income, which will be taxable as interest income); and

     - your adjusted tax basis in your preferred securities or junior subordinated debentures sold or redeemed.

     Your gain or loss will be a capital gain or loss, provided that you held the preferred securities or junior subordinated debentures as a capital asset. The gain or loss will generally be a long-term capital gain or loss if you have held your preferred securities or junior subordinated debentures for more than one year. Long-term capital gains of individuals are currently subject to tax at a maximum rate of 20% (or 18% for capital assets held for more than five years). The deductibility of capital losses is subject to limitations.

NON-UNITED STATES HOLDERS

     The following discussion only applies to you if you are not a United States person. As discussed above, the preferred securities will be treated by the parties as evidence of undivided beneficial ownership interests in the junior subordinated debentures. See above under the caption "-- Classification of Comerica Capital Trust I" in this section.

     U.S. FEDERAL WITHHOLDING TAX

     The 30% U.S. federal withholding tax will not apply to any payment of principal or interest (including OID) on the preferred securities (or the junior subordinated debentures) provided that:

     - you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and the United States Treasury regulations;

     - you are not a controlled foreign corporation that is related to us through stock ownership;

     - you are not a bank whose receipt of interest on the preferred securities (or the junior subordinated debentures) is described in section 881(c)(3)(A) of the Code; and

     - (a) you provide your name and address on an IRS Form W-8BEN (or other applicable form), and certify, under penalties of perjury, that you are not a United States person, or (b) you hold your preferred securities (or junior subordinated debentures) through certain foreign intermediaries and you satisfy the certification requirements of applicable United States Treasury regulations.

     Special certification rules apply to non-United States persons that are entities rather than individuals. If you cannot satisfy the requirements described above, payments of premium, if any, and interest (including OID) made to you will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed (1) IRS Form W-8BEN (or other applicable form) claiming an exemption from, or reduction in the rate of, withholding under the benefit of an applicable tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the preferred securities (or the junior subordinated debentures) is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States as discussed below under the caption "U.S. Federal Income Tax" in this section.

     The 30% U.S. federal withholding tax will not apply to any gain that you realize on the sale, exchange, retirement or other disposition of the preferred securities or junior subordinated debentures.

     U.S. FEDERAL INCOME TAX

     If you are engaged in a trade or business in the United States and interest on the preferred securities (or the junior subordinated debentures) is effectively connected with the conduct of that trade or business (and, if certain treaties apply, is attributable to a U.S. permanent establishment), you will be subject to U.S. federal income tax on that interest on a net income basis (although exempt from the 30% withholding tax), in the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with the conduct by you of a trade or business in the United States.

     Any gain realized on the disposition of a preferred security (or a junior subordinated debenture) generally will not be subject to U.S. federal income tax unless (1) that gain is effectively connected with the conduct of a trade or business by you in the United States (and, if certain treaties apply, is attributable to a U.S. permanent establishment), or (2) you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

     U.S. FEDERAL ESTATE TAX

     Your estate will not be subject to U.S. federal estate tax on the preferred securities (or the junior subordinated debentures) beneficially owned by you at the time of your death, provided that (1) you do not own 10% or more of the total combined voting power of all classes of our voting stock (within the meaning of the Code and the United States Treasury regulations) and (2) interest on those preferred securities (or junior subordinated debentures) would not have been, if received at the time of your death, effectively connected with the conduct by you of a trade or business in the United States.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     UNITED STATES HOLDERS

     In general, information reporting requirements will apply to payments of income on the preferred securities (or the junior subordinated debentures) and to the proceeds of the sale of the preferred securities (or the junior subordinated debentures) made to you (unless you are an exempt recipient such as a corporation). Backup withholding tax of up to 31% will apply to such payments if you fail to provide a taxpayer identification number, a certification of exempt status, or fail to report in full interest income.

     NON-UNITED STATES HOLDERS

     In general, no information reporting or backup withholding will be required regarding payments of income on the preferred securities (or the junior subordinated debentures) that we make to you provided that we do not have actual knowledge that you are a United States person and we have received from you the certification described above in the fourth bullet point under the caption "Non-United States Holders -- U.S. Federal Withholding Tax" in this section.

     In addition, no information reporting or backup withholding will be required regarding the proceeds of the sale of preferred securities (or junior subordinated debentures) made within the United States or conducted through certain United States financial intermediaries if (1) the payor receives the certification described above and does not have actual knowledge that you are a United States person or (2) you otherwise establish an exemption.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS.

                              ERISA CONSIDERATIONS

     Each fiduciary of an employee benefit plan subject to Title I of ERISA, a plan described in Section 4975 of the Code, including an individual retirement arrangement or a Keogh plan, a plan subject to provisions under applicable federal, state, local, non-U.S. or other laws or regulations that are similar to the provisions of Title I of ERISA or Section 4975 of the Code ("Similar Laws"), and any entity whose underlying assets include "plan assets" by reason of any such employee benefit plan's or plan's investment in such entity (each of which we refer to as a "Plan") should consider the fiduciary responsibility and prohibited transaction provisions of ERISA, applicable Similar Laws and Section 4975 of the Code in the context of the Plan's particular circumstances before authorizing an investment in the preferred securities. Accordingly, such a fiduciary should consider, among other factors, that each Plan investing in the preferred securities will be deemed to have represented that the Plan's purchase of the preferred securities is covered by one or more prohibited transaction exemptions. Plan fiduciaries should also consider whether the Plan's investment in the preferred securities would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing their Plan.

     Section 406 of ERISA and Section 4975 of the Code prohibit Plans from engaging in certain transactions involving "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code ("Parties in Interest") regarding such a Plan. A violation of these "prohibited transaction" rules may result in an excise tax, penalty or other liabilities under ERISA and/or Section 4975 of the Code for such persons or, in the case of an individual retirement account, the occurrence of a prohibited transaction involving the individual who established the individual retirement account, or his or her beneficiaries, would cause the individual retirement account to lose its tax-exempt status, unless exemptive relief is available under an applicable statutory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA or Section 4975(g)(3) of the Code) and foreign plans (as described in Section 4(b)(4) of ERISA) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to substantially similar laws.

     ERISA and the Code do not define "plan assets". However, regulations (the "Plan Assets Regulations") promulgated under ERISA by the Department of Labor ("DOL") generally provide that when a Plan subject to Title I of ERISA or
Section 4975 of the Code acquires an equity interest in an entity that is neither a "publicly-offered security" nor a security issued by an investment company registered under the Investment Company Act, the Plan's assets include both the equity interest and an undivided interest in each of the underlying assets of the entity unless it is established either that equity participation in the entity by "benefit plan investors" is not "significant" or that the entity is an "operating company," in each case as defined in the Plan Assets Regulations. Comerica Capital Trust I is not expected to qualify as an operating company and will not be an investment company registered under the Investment Company Act. For purposes of the Plan Assets Regulations, equity participation in an entity by benefit plan investors will not be significant if benefit plan investors hold, in the aggregate, less than 25% of the value of any class of such entity's equity, excluding equity interests held by persons (other than a benefit plan investor) with discretionary authority or control over the assets of the entity or who provide investment advice for a fee (direct or indirect) with respect to such assets, and any affiliates thereof. For purposes of this 25% test (the "Benefit Plan Investor Test"), "benefit plan investors" include all employee benefit plans, whether or not subject to ERISA or the Code, including governmental plans, "Keogh" plans, individual retirement accounts and pension plans maintained by foreign corporations, as well as any entity whose underling assets are deemed to include plan assets under the Plan Assets Regulations. No assurance can be given that the value of the preferred securities held by "benefit plan investors" will not be significant, and no monitoring or other measures will be taken regarding the satisfaction of the conditions to this exception. All of the common securities will be purchased and held by Comerica Incorporated.

     For purposes of the Plan Assets Regulations, a "publicly-offered security" is a security that is (a) "freely transferable", (b) part of a class of securities that is "widely held", and (c)(i) sold to the Plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act of 1933 within 120 days after the end of the fiscal year of the issuer during which the offering of such securities to the public occurred or (ii) is part of a class of securities that is registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934 (the "Registration Requirement"). It is anticipated that the preferred securities will be offered in a manner which satisfies the Registration Requirement. The Plan Assets Regulations provide that a security is "widely held" only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be "widely held" because the number of independent investors falls below 100 subsequent to the initial offering as a result of events beyond the control of the issuer. It is anticipated that the preferred securities will be "widely held" within the meaning of the Plan Assets Regulations, although no assurance can be given in this regard. The Plan Assets Regulations provide that whether a security is "freely transferable" is a factual question to be determined on the basis of all relevant facts and circumstances.

     The Plan Assets Regulations further provide that when a security is part of an offering in which the minimum investment in US $10,000 or less, certain restrictions described in the Plan Assets Regulations ordinarily will not, alone or in combination, affect the finding that such securities are "freely transferable". It is anticipated that the preferred securities will be "freely transferable" within the meaning of the Plan Assets Regulations, although no assurance can be given in this regard.

     As indicated above, there can be no assurance that any of the exceptions set forth in the Plan Assets Regulations will apply to the preferred securities, and, as a result, under the terms of the Plan Assets Regulations, an investing Plan's assets could be considered to include an undivided interest in the assets held by Comerica Capital Trust I (including the junior subordinated debentures).

     If the assets of Comerica Capital Trust I were to be deemed to be "plan assets" under ERISA, this would result, among other things, in (i) the application of the prudence and other fiduciary responsibility standards of ERISA to investments made by Comerica Capital Trust I and (ii) the possibility that certain transactions in which Comerica Capital Trust I might seek to engage could constitute "prohibited transactions" under ERISA and the Code. If a prohibited transaction occurs for which no exemption is available, any fiduciary that has engaged in the prohibited transaction could be required (i) to restore to the Plan any profit realized on the transaction and (ii) to reimburse the Plan for any losses suffered by the Plan as a result of the investment. In addition, each disqualified person (within the meaning of Section 4975 of the Code) involved could be subject to an excise tax equal to 15% of the amount involved in the prohibited transaction for each year the transaction continues and, unless the transaction is corrected within statutorily required periods, to an additional tax of 100%. Plan fiduciaries who decide to invest in Comerica Capital Trust I could, under certain circumstances, be liable for prohibited transactions or other violations as a result of their investment in Comerica Capital Trust I or as co-fiduciaries for actions taken by or on behalf of Comerica Capital Trust I. With respect to an individual retirement account ("IRA") that invests in Comerica Capital Trust I, the occurrence of a prohibited transaction involving the individual who established the IRA, or his or her beneficiaries, would cause the IRA to lose its tax-exempt status,

     Regardless of whether the assets of Comerica Capital Trust I are deemed to be "plan assets" of Plans investing in Comerica Capital Trust I, as discussed above, the acquisition and holding of the preferred securities with "plan assets" of a Plan could itself result in a prohibited transaction. The DOL has issued five prohibited transaction class exemptions ("PTCE's") that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase and/or holding of the preferred securities by a Plan. These class exemptions are:

     - PTCE 96-23 (for certain transactions determined by "in-house asset managers");

     - PTCE 95-60 (for certain transactions involving insurance company general accounts);

     - PTCE 91-38 (for certain transactions involving bank collective investment funds);

     - PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts); and

     - PTCE 84-14 (for certain transactions determined by independent "qualified professional asset managers").

     Such class exemptions may not, however, apply to all of the transactions that could be deemed prohibited transactions in connection with a Plan's investment in the preferred securities.

     Any purchaser of the preferred securities that is an insurance company using assets of its general account should note that, based on the reasoning of the United States Supreme Court set forth in John Hancock Mutual Life Insurance Company v. Harris Trust & Savings Bank, 114 S. Ct. 517 (1993), and amendments to ERISA Section 401(c), an insurance company's general account may be deemed to include assets of Plans investing in such general account (e.g., through the purchase of an annuity contract).

     Because of ERISA's prohibitions and those of Section 4975 of the Code, discussed above and the potential application of Similar Laws to Plans not subject to Title I of ERISA or Section 4975 of the Code (a "Non-ERISA Plan"), the preferred securities, or any interest therein, should not be purchased or held by any Plan or any person investing "plan assets" of any Plan, unless such purchase and holding is covered by the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 (or some other applicable class or individual exemption) (or, in the case of a Non-ERISA Plan, a similar exemption applicable to the transaction). Accordingly, each purchaser or holder of the preferred securities or any interest therein will be deemed to have represented by its purchase and holding thereof that either:

     - it is not a Plan and no part of the assets to be used by it to purchase and/or hold such preferred securities or any interest therein constitutes "plan assets" of any Plan; or

     - it is itself a Plan, or is purchasing or holding the preferred securities or an interest therein on behalf of or with "plan assets" of one or more Plans, and each such purchase and holding of such securities will not result in a non exempt prohibited transaction under ERISA or the Code or its equivalent under applicable Similar Laws.

     Although, as noted above, governmental plans and certain other plans are not subject to ERISA, including the prohibited transaction provisions thereof, or of Section 4975 of the Code, Similar Laws governing the investment and management of the assets of such plans may contain fiduciary and prohibited transaction provisions similar to those under ERISA and Section 4975 of the Code discussed above. Similarly, fiduciaries of other plans not subject to ERISA may be subject to other legal restrictions under applicable Similar Laws. Accordingly, fiduciaries of governmental plans or other plans not subject to ERISA, in consultation with their advisors, should consider the impact of their respective Similar Laws on their investment in preferred securities, and the considerations discussed above, to the extent applicable.

     The foregoing discussion is general in nature and is not intended to be inclusive. Consequently, and due to the complexity of the fiduciary responsibility and prohibited transaction rules described above and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the preferred securities on behalf of or with "plan assets" of any Plan consult with their counsel, prior to any such purchase, regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether any exemption would be applicable and determine on their own whether all conditions of such exemption or exemptions have been satisfied such that the acquisition and holding of preferred securities by the purchaser Plan are entitled to full exemptive relief thereunder.

                                  UNDERWRITING


     Under the terms and subject to the conditions contained in an underwriting agreement dated July 25, 2001, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation and Salomon Smith Barney, Inc. are acting as representatives, the following respective number of preferred securities:



                                                                Number of
                                                                Preferred
                        Underwriter                             Securities
                        -----------                             ----------
Credit Suisse First Boston Corporation......................     1,494,500
Salomon Smith Barney Inc. ..................................     1,494,500
A.G. Edwards & Sons, Inc. ..................................     1,470,000
Comerica Securities, Inc. ..................................     1,470,000
J.P. Morgan Securities Inc. ................................     1,470,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........     1,470,000
Morgan Stanley & Co. Incorporated...........................     1,470,000
UBS Warburg LLC.............................................     1,470,000
Dain Rauscher Incorporated..................................       105,000
Goldman, Sachs & Co.........................................       105,000
Keefe, Bruyette & Woods, Inc. ..............................       105,000
Lehman Brothers Inc. .......................................       105,000
ABN AMRO Incorporated.......................................        56,000
Banc of America Securities LLC..............................        56,000
Bear Stearns & Co. Inc. ....................................        56,000
Charles Schwab & Co. Inc. ..................................        56,000
CIBC World Markets Corp. ...................................        56,000
Deutsche Banc Alex. Brown Inc. .............................        56,000
First Union Securities, Inc. ...............................        56,000
H&R Block Financial Advisors, Inc. .........................        56,000
Legg Mason Wood Walker, Incorporated........................        56,000
McDonald Investments Inc....................................        56,000
Prudential Securities Incorporated..........................        56,000
Quick & Reilly, Inc. .......................................        56,000
Raymond James & Associates, Inc. ...........................        56,000
Tucker Anthony Incorporated.................................        56,000
U.S. Bancorp Piper Jaffray Inc. ............................        56,000
Wells Fargo Brokerage Services LLC .........................        56,000
Advest Inc. ................................................        35,000
BB&T Capital Markets, a Division of Scott Stringfellow......        35,000
C.L. King & Associates, Inc. ...............................        35,000
Crowell, Weedon & Co........................................        35,000
D.A. Davidson & Co. ........................................        35,000
Davenport & Company LLC.....................................        35,000
Fahnestock & Co. Inc. ......................................        35,000
Fifth Third Securities, Inc. ...............................        35,000
Gibraltar Securities Co. ...................................        35,000
Gruntal & Co., L.L.C. ......................................        35,000
HSBC Securities (USA) Inc. .................................        35,000
J.J.B. Hilliard, W.L. Lyons, Inc. ..........................        35,000
Janney Montgomery Scott LLC.................................        35,000
Mesirow Financial, Inc. ....................................        35,000
Morgan Keegan & Company, Inc. ..............................        35,000

                                                                Number of
                                                                Preferred
                        Underwriter                             Securities
                        -----------                             ----------
NatCity Investments, Inc. ..................................        35,000
Parker/Hunter Incorporated..................................        35,000
Robert W. Baird & Co. Incorporated..........................        35,000
Southwest Securities, Inc. .................................        35,000
Stifel, Nicolaus & Company Inc. ............................        35,000
TD Securities (USA) Inc. ...................................        35,000
Utendahl Capital Partners, L.P. ............................        35,000
Wachovia Securities, Inc. ..................................        35,000
Wedbush Morgan Securities, Inc..............................        35,000
William Blair & Company, L.L.C. ............................        35,000
                                                                ----------
     Total..................................................    14,000,000
                                                                ==========



     The underwriting agreement provides that the underwriters are obligated to purchase all of the preferred securities if any are purchased. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering of preferred securities may be terminated.



     Comerica Capital Trust I and we have agreed that, during a period of 30 days from the date of this prospectus supplement, we will not offer, sell, contract to sell or otherwise dispose of any preferred securities, junior subordinated debentures, any other beneficial interests in Comerica Capital Trust I, or any other securities that are substantially similar to the preferred securities or junior subordinated debentures, including any guarantee of such securities, or any securities convertible into or exchangeable for or representing the right to receive preferred securities, junior subordinated debentures or any such substantially similar securities, without the prior written consent of Credit Suisse First Boston Corporation, except for the preferred securities offered in connection with this offering.



     The underwriters propose to offer the preferred securities initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $0.50 per preferred security. The underwriters and selling group members may allow a discount of $0.30 per preferred security on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.



     Comerica Incorporated estimate that its out-of-pocket expenses for this offering will be approximately $540,000.


     Prior to this offering, there has been no public market for the preferred securities. The preferred securities have been approved for listing on the New York Stock Exchange. Trading of the preferred securities on the New York Stock Exchange is expected to commence within a 30-day period after the initial delivery of the preferred securities. In order to meet one of the requirements for listing the preferred securities on the New York Stock Exchange, the underwriters have undertaken to sell the preferred securities to a minimum of 400 beneficial owners. The representatives have advised us that they intend to make a market in the preferred securities prior to the commencement of trading on the New York Stock Exchange, but are not obligated to do so, and may discontinue market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for the preferred securities.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

     Certain of the underwriters and certain of their respective affiliates have provided from time to time, and expect to provide in the future, investment banking and other financial services to us and our affiliates, for which such underwriters or their affiliates have received or will receive customary fees and commissions.

     In connection with the offering the underwriters, may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act").

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.


     - Over-allotment involves sales by the underwriters of preferred securities in excess of the number of preferred securities the underwriters are obligated to purchase, which creates a syndicate short position.



     - Syndicate covering transactions involve purchases of the preferred securities in the open market after the distribution has been completed in order to cover syndicate short positions. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the preferred securities in the open market after pricing that could adversely affect investors who purchase in the offering.


     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the preferred securities originally sold by the syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

     These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the preferred securities or preventing or retarding a decline in the market price of the preferred securities. As a result, the price of the preferred securities may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the preferred securities in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of preferred securities are made. Any resale of the preferred securities in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the preferred securities.

REPRESENTATIONS OF PURCHASERS

     By purchasing preferred securities in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that

     - the purchaser is entitled under applicable provincial securities laws to purchase the preferred securities without the benefit of a prospectus qualified under those securities laws,

     - where required by law, that the purchaser is purchasing as principal and not as agent, and

     - the purchaser has reviewed the text above under the caption "-- Resale Restrictions".

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of preferred securities to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any preferred securities acquired by the purchaser in this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed for preferred securities acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of preferred securities should consult their own legal and tax advisors with respect to the tax consequences of an investment in the preferred securities in their particular circumstances and about the eligibility of the preferred securities for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL OPINIONS

     The due authorization, execution and delivery of the junior subordinated debentures and the validity of the junior subordinated debentures and the guarantees will be passed upon for Comerica Incorporated and Comerica Capital Trust I by Mayer, Brown & Platt, Chicago, Illinois. The validity of the junior subordinated debentures and the guarantees will be passed upon for the underwriters by Simpson Thacher & Bartlett, New York, New York. Certain United States federal income taxation matters also will be passed upon for Comerica Incorporated and Comerica Capital Trust I by Mayer, Brown & Platt, Chicago, Illinois. Certain matters of Delaware law relating to Comerica Capital Trust I will be passed upon for Comerica Capital Trust I and Comerica Incorporated by Richards, Layton & Finger, P.A., Wilmington, Delaware.

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